HARRIS & HARRIS GROUP, INC.

                             1995 ANNUAL REPORT

                              FINANCIAL SUMMARY

                          December 31, 1995 December 31, 1994 December 31, 1993

Financial Position

Total Assets                   $ 37,524,555      $ 32,044,073      $ 34,534,724
Deferred Income Tax Liability  $    550,630      $    309,151      $    717,806
Other Liabilities              $    412,016      $    424,120      $  1,067,621
Net Assets                     $ 36,561,909      $ 31,310,802      $ 32,749,297
Net Asset Value per
   Outstanding Share           $       3.54      $       3.43      $       3.66

Shares Outstanding               10,333,902         9,136,747         8,944,828

                                  % of               % of                 % of
Classes of Assets         Value  Total        Value Total          Value Total

Publicly-traded
   Equities        $  2,433,543   6.5%  $  1,177,359   3.7%  $ 11,653,252  33.7%
Cash and Equivalents    364,354   1.0        221,457   0.7        127,214   0.4
U.S. Government
   Obligations       20,161,558  53.7     13,639,018  42.6     14,010,514  40.6
Receivables
 Receivable from
    Brokers             205,789   0.5      4,041,391  12.6              0   0.0
 Notes Receivable             0   0.0         54,664   0.2         71,769   0.2
 Other Receivables      668,647   1.8      1,331,229   4.1         75,643   0.2
Private Placements   13,334,188  35.5     11,218,426  35.0      7,878,407  22.8
Other Assets            356,476   1.0        360,529   1.1        717,925   2.1
                   ------------ ------  ------------ ------  ------------ ------
Total Assets       $ 37,524,555 100.0%  $ 32,044,073 100.0%  $ 34,534,724 100.0%
                   ============ ======  ============ ======  ============ ======

                                     1


BUSINESS STRATEGY

     Harris & Harris Group is a publicly-traded, venture capital investment firm. It is an entrepreneurial company that has earned high returns on its shareholders' capital by helping other entrepreneurs realize their potential. Sometimes, Harris & Harris Group finds entrepreneurs to manage the development of intellectual property or a business idea. Other times, entrepreneurs find Harris & Harris Group.

     Harris & Harris Group is perhaps best known for its co-founding of high-technology start-ups that have become highly valued, publicly-traded companies, including Alliance Pharmaceutical and Molten Metal Technology. But it also has co-founded or been at least a fifty percent owner of early-stage, low-technology companies that it has helped develop into successful, publicly-traded entities, including Re Capital Corporation and Ag Services of America. And it also invests in later stage companies, including management-led buyouts, and in deals led by other venture capitalists.

     Most of Harris & Harris Group's interests in privately-held companies are intended to be sold eventually -- usually after a period of some years -- once the entrepreneurial phase of development is over and the investee company can flourish independently. But two of Harris & Harris Group's start-up investments, the money management firms Highline Capital Management and PHZ Capital Partners, may be held for longer periods, in order to share in their generation of net free cash as they mature.

     Sometimes, members of Harris & Harris Group's management team serve as board members or even operating officers of investee companies. Other times, Harris & Harris Group merely acts as an active investor, ready to assist the investee company in ways small or large.

     What is common to all of Harris & Harris Group's investments in privately-held companies is that Harris & Harris Group is a resource, supplying its own capital, experience and relationships to entrepreneurial ventures. And Harris & Harris Group is constantly nurturing and drawing on its relationships with leading research universities, scientific institutions, and financial, consulting, professional and industrial organizations to bolster its own resources.

     As a result of this value-added approach, Harris & Harris Group's thirteen-year, historical rate of return on its investments in private ventures has been extremely high. The Company's goal is to keep its rate of return on its venture capital investments high by continuing to find good opportunities and add high value to them.

                                    2


FELLOW SHAREHOLDERS:

     During the third quarter, Harris & Harris Group became, in effect, a publicly-traded venture capital firm: it became a Business Development Company ("BDC"), having obtained an exemptive order from the Securities and Exchange Commission as authorized by the shareholders at the 1994 Annual Meeting. Harris & Harris Group has been an investment company since late 1992, prior to which time it was an operating company. As a BDC, the Company will continue to invest as it has for the last thirteen years in early-stage and other venture capital investments, but it will also have greaterflexibility, including the ability to invest in entities in which other affiliated persons (not including management or directors) invest, more choices with respect to capital structure, and the ability to offer stock options as management incentives.

     Since starting up Otisville BioTech (now named Alliance Pharmaceutical Corporation) in 1983, Harris & Harris Group has made venture capital investments. These high risk investments have included a few losers, but the Company's overall rates of return on its venture capital investments have been extraordinarily high. Profits from these investments have been largely responsible for the Company's growth in net assets from $109,144 at the time of incorporation in 1981 to $36,561,909 at December 31, 1995. But until the Company became an investment company in late 1992, its venture capital returns were commingled with the much lower overall returns of its operating businesses, in which the Company then had most of its capital invested.

     As a BDC, the Company is in the process of investing a higher percentage of its capital than heretofore possible in venture capital opportunities. The Company still must maintain liquidity for working capital, new opportunities and follow-on investments in existing portfolio companies. But now that the Company has the flexibility of a BDC, management is studying new ways of possibly leveraging the Company's relationships, deal flow and performance record for the benefit of Harris & Harris Group's shareholders.

     The Company reported net assets at December 31, 1995 of $36,561,909, as compared with $31,310,802 at December 31, 1994. Total assets at December 31, 1995 were $37,524,555, as compared with $32,044,073 at December 31, 1994.

     The Company reported total cash, receivables and marketable securities (the primary measure of liquidity) at December 31, 1995 of $23,833,891, versus $20,465,118 at December 31, 1994 and $25,938,392 at December 31, 1993.

     For the year ended December 31, 1995, the Company reported net pre-tax realized and unrealized appreciation on its investments of $2,109,768 and $243,414, respectively. The Company's liquidity was boosted $5,000,001 by the private placement on May 18, 1995 of 1,075,269 unregistered shares of the Company's common stock at the then-current market price with subsidiaries of American Bankers Insurance Group, Inc.

                                    3


     Harris & Harris Group restructured itself from an operating company that also made entrepreneurial investments into a full time BDC simply because, over the years, the Company's return on venture capital investments (defined as any cash investment in a non-publicly traded security other than an operating subsidiary of the Company), has been so high. Since the Company's first venture capital investment in 1983, in the company now named Alliance Pharmaceutical Corporation (NASDAQ/NMS symbol: ALLP), through December 31, 1995, the Company's annual internal rate of return on its venture capital investments has been 92.2 percent.

     The Company's nine completed venture capital investments (i.e., those in which the Company has sold its interest), generated an annual internal rate of return of 93.4 percent. In these completed investments, the Company invested $9,754,581 and sold its interests for a total of $47,939,584. The Company's initial investments in these ventures totaled $5,339,523, and its follow-on investments totaled $4,415,058. From the time of its first investment to final sale, the average duration of these investments was 3.7 years.

     The Company's current portfolio of private investments is comprised of interests in fourteen companies for which it paid a total of $13,462,816 and that it values as of December 31, 1995 at a total of $14,813,980. On average, these investments have been held for only 2.0 years and, so far, their internal rate of return to the Company has been only 6.7 percent. It would be extremely difficult (and realistically, shareholders should not expect) for the Company to bring its internal rate of return on its current portfolio and on new investments up to the extraordinary levels achieved by its completed investments. But that is what the Company's management is striving to do.

     As always, we, the employees, management and directors of Harris & Harris Group, thank the shareholders for their patient support of the Company in a difficult, long-term business that requires patience. Shareholders and potential shareholders should read carefully all of the sections of this annual report, including "Company Business and Investment Objectives," to understand the nature of the Company's business. The Company does not have a balanced, diversified portfolio, and many of the Company's investments are inherently long-term and risky. The Company's common stock is not a suitable investment for investors who are impatient or are uncomfortable with or unable to bear such risk, even though the Company's overall historical returns on such investments have encouraged the Company to become a BDC.

/s/                                       /s/
Charles E. Harris                         Robert B. Schulz
Chairman and Chief Executive Officer      President and Chief Operating Officer

                                          February 29, 1996

                                    4


                         SIGNIFICANT EVENTS OF 1995


January 31   Harris & Harris Group announced a $2,062,155 write-down, to
             $618,845, of its investment in Sonex International Corporation and estimated year-end 1994 net asset value of $3.43 per share.

February 1   Company received 108,736 shares of Charter Medical Corporation in exchange for its interest in Magellan Health Services, as part of a tax-free merger. The Company had paid $800,000 for its interest in Magellan in December, 1993. On February 1, 1995, Charter
             Medical's stock closed at $15 1/2 on the American Stock Exchange.

February 13  Company announced purchase of a 4.7 percent interest in Harber
             Brothers Productions, Inc. for $150,000.

March 23     Company elected Charles F. Hays as a director.

March 28 Company announced purchase of an 11 percent interest in Gel Sciences, Inc. for $650,000.

May 18 Company announced a $5,000,001 private placement of 1,075,269 unregistered shares of its common stock with American Bankers Insurance Group. The shares were placed at $4.65 per share, which was the average closing price of Harris & Harris Group on the NASDAQ National Market System during the ten previous trading days.

June 1 Company announced purchase of a 24.9 percent interest in Highline Capital Management, LLC. for $500,000.

June 7       Company elected James E. Roberts as a director.

June 8 Company announced purchase of an additional interest in Harber Brothers Productions, Inc. for $827,500. Including this investment, the Company now owns 21.5 percent of Harber Brothers on a fully-diluted basis.

June 23 Company announced purchase of an additional interest in Intaglio, Ltd., for $209,836. Including this investment, the Company now owns 20.4 percent of Intaglio on a fully-diluted basis.

July 26 Effective July 26, 1995, the Board of Directors elected to have the Company become a Business Development Company ("BDC").

July 28      Company reported net asset value of $3.56 per share as of June
             30, 1995.

                                     5

September 22 Company purchased 24.9 percent ownership interest in PHZ Capital
             Partners Limited Partnership. PHZ is a non-registered investment company which manages third-party assets through private limited partnerships investing primarily in publicly-traded securities in both domestic and overseas markets.

October 19   Company reported net asset value of $3.52 per share as of
             September 30, 1995.

November 8   Company announced purchase of an additional 600,000 shares of
             Nanophase Technologies Corporation's Series D Preferred Stock for
             $600,000.  Including the 562,204 shares of Series D Preferred
             Stock previously acquired, the Company's total investment is now
             $1,162,204, representing approximately a 10.1 percent fully-diluted interest in Nanophase.

December 22  Company announced that Mr. Joel Voelz had joined nFX Corporation as President and CEO.

December 28  Company announced that it had sold its entire interest of
             Guilford Pharmaceuticals, Inc., in the open market for $3,040,621. The Company had acquired these shares in the second half of 1995 for a total of $1,624,195.

   After December 31, 1995, but before publication of 1995 Annual Report

February 6   Company reported net asset value of $3.54 per share as of
             December 31, 1995.

February 20  Company announced that nFX Corporation had closed a $1 million equity private placement, in which the Company purchased an additional $440,000 of nFX Series B Convertible Preferred Stock and maintained its 37.8 percent fully-diluted ownership interest in nFX. Prior to this financing, Harris & Harris Group had valued its holdings in nFX at $3,988,959.

February 27  Company purchased for $400,000, Series A Convertible Preferred
             Stock of PureSpeech, Inc., representing a 3.7 percent fully-diluted equity interest.

                                    6


                         HARRIS & HARRIS GROUP, INC.

1995 INVESTMENT ACTIVITY

                     Harber Brothers Productions, Inc.

      In February 1995, the Company purchased 150,000 shares of Harber
Brothers Productions, Inc., Series A Voting Convertible Preferred Stock for $150,000; and in June 1995, the Company purchased 827,500 shares of Harber Brothers Productions, Inc., Series A Voting Convertible Preferred Stock for $827,500. The Series A Preferred Stock is convertible into shares of common stock. The combined purchases represent a 21.5 percent fully-diluted ownership interest in Harber Brothers Productions.

      Harber Brothers is a privately-held, New York City based company that intends to finance, produce and market media products that combine entertainment, music, learning and interactivity. Harber Brothers is producing its first titles, interviewing developers, and establishing distribution channels. Harber Brothers has received $1,500,000 in total paid-in capital.

                             Gel Sciences, Inc.

      In March 1995, the Company purchased 1,181,819 shares of Series B Preferred Stock and five-year warrants exercisable into 72,728 shares of common stock of Gel Sciences, Inc., for $650,000. The Series B Preferred is convertible into 1,181,819 shares of common stock at $.55 per share.

      In December 1995, the Company purchased 41,250 shares of common stock and 22,275 shares of Series A Non-Convertible Preferred Stock of Gel Sciences for $26,812. Altogether, the Company owns an 11.8 percent fully-diluted interest in Gel Sciences.

      Gel Sciences is a privately-held company, founded in 1992, that has developed a significant body of knowledge in responsive gels based on technology licensed from several institutions including: Massachusetts Institute of Technology, University of Minnesota, University of Cincinnati, and University of Washington. Responsive gels expand or contract, in response to changes in the environment, including changes in: temperature, pressure, pH, solvent, light, and electric and magnetic fields. Responsive gels perform useful functions by absorbing and expelling a liquid (chemical or pharmaceutical) in response to a controlled stimulus. Gel Sciences is pursuing a strategy of developing OEM relationships to accelerate the commercialization of its technology with a particular focus in three areas: separation, control of chemical reactivity, and drug delivery.

                       Highline Capital Management, LLC.

      In June 1995, the Company purchased for $500,000, 24.9 percent of Highline Capital Management, LLC., a Delaware limited liability company. Highline is a non-registered investment company organized by Messrs. Jacob W. Doft and Raji G. Khabbaz to manage third-party assets through private limited partnerships that invest in publicly-traded securities. Mr. Khabbaz had served in previous years as an employee and as a director of Harris & Harris Group.

                                     7

                   PHZ Capital Partners Limited Partnership

      In September 1995, the Company purchased, for $720,000, a 24.9 percent ownership interest in PHZ Capital Partners Limited Partnership, a Delaware limited partnership. The Company has loaned PHZ $500,000 for one year, which PHZ is investing to establish its initial audited performance record.

      PHZ Capital Partners is a non-registered investment company which will manage third-party assets through private limited partnerships investing primarily in publicly-traded securities in both domestic and overseas markets. PHZ is dedicated to creating and implementing disciplined and model-based quantitative trading strategies designed to achieve consistently superior risk-adjusted returns through innovations in financial modeling and trading technology. PHZ will use a balanced integration of expertise in finance, leading edge statistics, and advanced computing to find and exploit the complex relationships existing between financial markets and specific securities.

      Harris & Harris Group's investments in Highline and PHZ may be held for longer periods, as potential net free cash flow generating assets, with a view towards increasing Harris & Harris Group's cash flow.

                                    8


                 COMPANY BUSINESS AND INVESTMENT OBJECTIVES


   The Company is a venture capital investment company, operating as a Business Development Company ("BDC") under the Investment Company Act of 1940 (the "1940 Act"), whose objective is to achieve long-term capital appreciation, rather than current income, from its investments. The Company has invested, and expects to continue to invest, a substantial portion of its assets in private, development stage or start-up companies, and in the development of new technologies in a broad range of industry segments. These private businesses tend to be thinly capitalized, unproven, small companies that lack management depth and have not attained profitability or have no history of operations.
The Company may also invest to the extent permitted under the 1940 Act, in publicly-traded securities, including high risk securities as well as investment grade securities. The Company may participate in expansion financing and leveraged buyout financing of more mature operating companies as well as other investments. The Company does not seek to invest in any particular industries or categories of investments. As a venture capital company, the Company invests in, and provides managerial assistance to, its private investees which, in its opinion, have significant potential for growth. There is no assurance that the Company's investment objective will be achieved. As a BDC, the Company operates as an internally managed investment company whereby its officers and employees, under the general supervision of its Board of Directors, conduct its operations.


Venture Capital Investments

   The Company has invested, and expects to continue to invest, a substantial portion of its assets in private, development stage or start-up companies. The Company may initially own 100 percent of the securities of a start-up investment for a period of time and may control such company for a substantial period. In connection with its venture capital investments, the Company may be involved in recruiting management, formulating operating strategies, product development, marketing and advertising, assisting in financial plans, as well as providing management in the initial, start-up stages and establishing corporate goals. The Company may assist in raising additional capital for such companies from other potential investors and may subordinate its own investment to that of other investors. The Company may also find it necessary or appropriate to provide additional capital of its own. The Company may introduce such companies to potential joint venture partners, suppliers and customers. In addition, the Company may assist in establishing relationships with investment bankers and other professionals. The Company may also assist with mergers and acquisitions. The Company may derive income from such companies for the performance of any of the above services. Because of the speculative nature of these investments and the lack of any market for such securities, there is significantly greater risk of loss than is the case with traditional investment securities. The Company expects that some of its venture capital investments will be a complete loss or will be unprofitable and that some will appear likely to become successful, but never realize their potential. The Company has been and will continue to be risk seeking rather than risk averse in its approach to its venture capital and other investments.

                                    9

   The Company may control a company for which it has provided venture capital, or it may be represented on the company's board of directors by one or more of its officers or directors, who may also serve as officers of such a company. Particularly during the early stages of an investment, the Company may in effect be conducting the operations of the company. As a venture company emerges from the developmental stage with greater management depth and experience, the Company expects that its role in the company's operations will diminish. The Company seeks to assist each company in establishing its own independent capitalization, management and board of directors. The Company expects to be able to reduce its active involvement in the management of its investment in those start-up companies that become successful by a liquidity event, such as a public offering or sale of a company.

   The Company has invested and expects to continue to invest a substantial portion of its assets in securities that do not pay interest or dividends and that are subject to legal or contractual restrictions on resale that may adversely affect the liquidity and marketability of such securities.

   The Company expects to make speculative investments that have limited marketability and a greater risk of investment loss than less speculative issues.


Intellectual Property

   The Company believes there is a role for organizations that can assist in technology transfer. Scientists and institutions that develop and patent intellectual property increasingly seek the rewards of entrepreneurial commercialization of their inventions, particularly as governmental, philanthropic and industrial funding for research has become harder to obtain. The Company believes that several factors combine to give it a high value-added role to play in the commercialization of technology: its experience in organizing and developing successful new companies; its willingness to invest its own capital at the highest risk, seed stage; its access to high-grade institutional sources of intellectual property; its experience in mergers, acquisitions and divestitures; its access to and knowledge of the capital markets; and its willingness to do as much of the early work as it is qualified to do.

   The Company's form of investment may include: 1) funding of research and development in the development of a technology; 2) obtaining licensing rights to intellectual property or patents; 3) outright acquisition of intellectual property or patents; and 4) formation and funding of companies or joint ventures to commercialize intellectual property. Income from the Company's investments in intellectual property or its development may take the form of participation in licensing or royalty income, fee income, or some other form of remuneration. At some point during the commercialization of a technology, the Company's investment may be transformed into ownership of securities of a development stage or start-up company as discussed above. Investing in intellectual property is highly risky.

                                   10

Illiquidity of Investments

   Many of the Company's investments consist of securities acquired directly from the issuer in private transactions. They may be subject to restrictions on resale or otherwise be illiquid. The Company does not anticipate that there will be any established trading market for such securities. Additionally, many of the securities that the Company may invest in will not be eligible for sale to the public without registration under the Securities Act of 1933, as amended, which could prevent or delay any sale by the Company of such investments or reduce the amount of proceeds that might otherwise be realized therefrom. Restricted securities generally sell at a price lower than similar securities not subject to restrictions on resale. Further, even if a portfolio company or investee registers its securities and becomes a reporting company under the Securities and Exchange Act of 1934, the Company may be considered an insider by virtue of its board representation and would be restricted in sales of such company's securities.


Need for Follow-On Investments

   Following its initial investment in investees, the Company has made and anticipates that it will continue to make additional investments in such investees as "follow-on" investments, in order to increase its investment in an investee, and may exercise warrants, options or convertible securities that were acquired in the original financing. Such follow-on investments may be made for a variety of reasons including: 1) to increase the Company's exposure to an investee, 2) to acquire securities issued as a result of exercising convertible securities that were purchased in the original financing, 3) to preserve the Company's proportionate ownership in a subsequent financing, or 4) in an attempt to preserve or enhance the value of the Company's investment. There can be no assurance that the Company will make follow-on investments or have sufficient funds to make such investments; the Company will have the discretion to make any follow-on investments as it determines, subject to the availability of capital resources. The failure to make such follow-on investments may, in certain circumstances, jeopardize the continued viability of an investee and the Company's initial investment, or may result in a missed opportunity for the Company to increase its participation in a successful operation.

                                    11


                      STATEMENT OF ASSETS AND LIABILITIES

                                  ASSETS
                                           December 31, 1995  December 31, 1994

Investments, at value (See accompanying
   schedule ofinvestments and notes). . .       $ 35,929,289       $ 26,034,803
Cash. . . . . . . . . . . . . . . . . . .            364,354            221,457
Receivable from brokers . . . . . . . . .            205,789          4,041,391
Interest receivable . . . . . . . . . . .            300,718             73,326
Notes receivable. . . . . . . . . . . . .                  0             54,664
Taxes receivable (Note 6) . . . . . . . .            367,929          1,257,903
Prepaid expenses. . . . . . . . . . . . .             86,976             65,220
Other assets. . . . . . . . . . . . . . .            269,500            295,309
                                                ------------       ------------
Total assets. . . . . . . . . . . . . . .       $ 37,524,555       $ 32,044,073
                                                ============       ============

                         LIABILITIES & NET ASSETS

Accounts payable and accrued
   liabilities. . . . . . . . . . . . . .     $    352,129         $    365,261
Deferred rent . . . . . . . . . . . . . .           59,887               58,859
Deferred income tax liability (Note 6). .          550,630              309,151
                                              ------------         ------------
Total liabilities . . . . . . . . . . . .          962,646              733,271
                                              ------------         ------------
Commitments and contingencies (Note 7)
Net assets. . . . . . . . . . . . . . . .     $ 36,561,909         $ 31,310,802
                                              ============         ============
Net assets are comprised of:
Preferred stock, $0.10 par value,
   2,000,000 shares authorized;
   none issued. . . . . . . . . . . . . .     $          0         $          0
Common stock, $0.01 par value,
   25,000,000 shares authorized;
   10,333,902 issued and outstanding
   at 12/31/95 and 9,841,099 issued and
   9,136,747 outstanding at 12/31/94. . .          103,339               98,411
Additional paid in capital. . . . . . . .       15,691,978           11,543,948
Accumulated net realized income . . . . .       19,362,249           19,090,309
Accumulated unrealized appreciation of
   investments, net of deferred tax
   liability of $698,250 at 12/31/95
   and $613,055 at 12/31/94 . . . . . . .        1,404,343            1,246,124
Treasury stock, at cost (none at
   12/31/95; 704,352 at 12/31/94) . . . .                0             (557,707)
Reserve for restricted stock award
   (Note 3) . . . . . . . . . . . . . . .                0             (110,283)
                                              ------------         ------------
Net assets. . . . . . . . . . . . . . . .     $ 36,561,909         $ 31,310,802
                                              ============         ============

Shares outstanding. . . . . . . . . . . .       10,333,902            9,136,747
                                              ------------         ------------

Net asset value per outstanding share . .     $       3.54         $       3.43
                                              ============         ============

   The accompanying notes are an integral part of these financial statements.

                                     12


                           STATEMENT OF OPERATIONS


                                 Year Ended        Year Ended        Year Ended
                          December 31, 1995 December 31, 1994 December 31, 1993

Investment income:
 Interest from:
  Fixed-income securities. . . $    999,869      $    719,293      $    276,059
  Unaffiliated companies . . .            0                 0           128,398
  Affiliated companies . . . .       11,222            11,913                 0
  Controlled affiliates. . . .            0                 0             6,223
 Dividend income--
    unaffiliated companies . .        8,436            88,067            28,374
 Consulting and
    administrative fees. . . .       88,209                 0                 0
 Other income. . . . . . . . .        1,781             1,003            14,896
                               ------------      ------------      ------------
  Total income . . . . . . . .    1,109,517           820,276           453,950
Expenses:
 Salaries and benefits . . . .    1,560,132         2,061,981         1,131,945
 Sign-up bonuses . . . . . . .            0         1,000,000                 0
                               ------------      ------------      ------------
  Total salaries and benefits.    1,560,132         3,061,981         1,131,945
 Administration and
    operations . . . . . . . .      440,605           424,714           368,241
 Professional fees . . . . . .      461,526           421,865           285,772
 Depreciation and
    amortization . . . . . . .      161,876           271,430           363,752
 Rent. . . . . . . . . . . . .      124,713           114,667           123,685
 Directors' fees and expenses.       40,836            52,816            78,984
 Custodian fees. . . . . . . .       16,453            17,333                 0
 Other expenses (Note 7) . . .            0                 0           700,000
                               ------------      ------------      ------------
  Total expenses . . . . . . .    2,806,141         4,364,806         3,052,379
 Operating loss before
    income taxes . . . . . . .   (1,696,624)       (3,544,530)       (2,598,429)
 Income tax benefit (Note 6) .      597,215         1,265,648           983,804
                               ------------      ------------      ------------
Net operating loss . . . . . .   (1,099,409)       (2,278,882)       (1,614,625)

Net realized gain (loss) on investments:
 Realized gain (loss) on
    sale of investments. . . .    2,109,768           (71,396)       35,873,394
                               ------------      ------------      ------------
  Total realized gain (loss) .    2,109,768           (71,396)       35,873,394
 Income tax (provision)
    benefit (Note 6) . . . . .     (738,419)          168,252       (12,282,824)
                               ------------      ------------      ------------
 Net realized gain on
    investments. . . . . . . .    1,371,349            96,856        23,590,570
                               ------------      ------------      ------------

Net realized income (loss) . .      271,940        (2,182,026)       21,975,945

Net increase (decrease) in unrealized appreciation on investments:
 Increase as a result of
    investment sales . . . . .      337,577             7,955                 0
 Decrease as a result of
    investment sales . . . . .     (562,765)       (1,223,026)      (22,078,808)
 Increase on investments held.    1,002,347         1,028,961         3,054,485
 Decrease on investments held.     (533,745)         (956,624)                0
                               ------------      ------------      ------------
  Total unrealized
     appreciation
     (depreciation) on
     investments . . . . . . .      243,414        (1,142,734)      (19,024,323)
 Income tax (provision)
    benefit (Note 6) . . . . .      (85,195)          256,694         5,940,979
                               ------------      ------------      ------------
 Net increase (decrease) in
    unrealized appreciation
    on investments . . . . . .      158,219          (886,040)      (13,083,344)
                               ------------      ------------      ------------

Net increase (decrease) in net assets from operations:
 Total . . . . . . . . . . . . $    430,159      $ (3,068,066)     $  8,892,601
                               ============      ============      ============
 Per outstanding share . . . . $       0.04      $      (0.34)     $       1.03
                               ============      ============      ============

   The accompanying notes are an integral part of these financial statements.

                                    13

<CAPITION>

                          STATEMENT OF CASH FLOWS

                                 Year Ended        Year Ended        Year Ended
                          December 31, 1995 December 31, 1994 December 31, 1993

Cash flows provided (used) by operating activities:

Net increase (decrease) in net assets
   resulting from operations . $    430,159      $ (3,068,066)     $  8,892,601
Adjustments to reconcile
   increase (decrease) in
   net assets from operations
   to net cash provided (used)
   by operating activities:
 Net realized and unrealized
    (gain) loss on
    investments. . . . . . . .   (2,353,182)        1,214,130       (16,849,071)
 Deferred income taxes . . . .      241,479          (408,655)       (5,640,196)
 Depreciation and
    amortization . . . . . . .      161,876           271,430           363,752
 Other . . . . . . . . . . . .       40,859             2,451             3,280
Changes in assets and liabilities:
 Receivable from brokers . . .    3,835,602        (4,041,391)                0
 Prepaid expenses. . . . . . .      (21,756)          183,643           438,578
 Interest receivable . . . . .     (227,392)          (64,949)           (5,006)
 Taxes receivable. . . . . . .    1,184,567        (1,190,637)          (67,266)
 Other assets. . . . . . . . .       (9,372)          153,071          (120,248)
 Accounts payable and accrued
    liabilities. . . . . . . .      (43,241)          142,570           (66,596)
 Payable for securities
    purchased. . . . . . . . .            0          (797,380)          720,530
 Deferred rent . . . . . . . .       10,281            20,560            47,550
                               ------------      ------------      ------------
 Net cash provided (used)
    by operating activities. .    3,249,880        (7,583,223)      (12,282,092)

Cash (used) provided by investing activity:

 Collection on note
    receivable . . . . . . . .       54,664            17,105            15,802
 Purchase of fixed assets. . .      (16,409)          (30,188)         (258,269)
 Net (purchase) sale of
    short-term investments . .   (6,522,541)          371,496       (10,218,494)
 Purchase of investments . . .   (8,246,694)      (30,411,524)      (25,880,690)
 Proceeds from sale of
    investments. . . . . . . .    7,207,926        36,321,570        47,582,159
                               ------------      ------------      ------------
 Net cash (used) provided
    by investing activities. .   (7,523,054)        6,268,459        11,240,508

Cash flows provided by financing activities:

 Purchase of treasury stock. .     (646,430)                0                 0
 Proceeds from exercise of
    stock options. . . . . . .       62,500                 0                 0
 Proceeds from private
    placement of stock
    (Note 4) . . . . . . . . .    5,000,001                 0                 0
 Proceeds from sale of stock .            0         1,409,007           982,789
                               ------------      ------------      ------------
 Net cash provided by
    financing activities . . .    4,416,071         1,409,007           982,789
                               ------------      ------------      ------------

Net increase (decrease) in cash:

 Cash at beginning of period .      221,457           127,214           186,009
 Cash at end of period . . . .      364,354           221,457           127,214
                               ------------      ------------      ------------
 Net increase (decrease)
    in cash. . . . . . . . . . $    142,897      $     94,243      $    (58,795)
                               ============      ============      ============

   The accompanying notes are an integral part of these financial statements.

                                     14

                     STATEMENT OF CHANGES IN NET ASSETS

                                 Year Ended        Year Ended        Year Ended
                          December 31, 1995 December 31, 1994 December 31, 1993

Changes in net assets from operations:

 Net operating loss. . . . . . $ (1,099,409)     $ (2,278,882)     $ (1,614,625)
 Net realized gain on
    investments. . . . . . . .    1,371,349            96,856        23,590,570
 Net decrease in unrealized
    appreciation on
    investments as a result
    of sales . . . . . . . . .     (146,372)         (933,059)      (15,215,508)
 Net increase in unrealized
    appreciation on
    investments held . . . . .      304,591            47,019         2,132,164
                               ------------      ------------      ------------

 Net increase (decrease) in
    net assets resulting
    from operations. . . . . .      430,159        (3,068,066)        8,892,601

Capital stock transactions:

 Purchase of stock . . . . . .     (646,430)                0                 0
 Restricted stock award
    (Note 3) . . . . . . . . .      110,283           220,564           220,564
 Sales of stock to employees .            0         1,409,007           140,082
 Proceeds from exercise of
    stock options and
    warrants . . . . . . . . .       62,500                 0           842,707
 Proceeds from private
    placement of common stock
    (Note 4) . . . . . . . . .    5,000,001                 0                 0
 Tax benefit of restricted
    stock award and common
    stock transactions . . . .      294,594                 0                 0
                               ------------      ------------      ------------
 Net increase from capital
    stock transactions . . . .    4,820,948         1,629,571         1,203,353
                               ------------      ------------      ------------

Net increase (decrease)
   in net assets . . . . . . .    5,251,107        (1,438,495)       10,095,954

Net assets:

 Beginning of period . . . . .   31,310,802        32,749,297        22,653,343
                               ------------      ------------      ------------
 End of period . . . . . . . . $ 36,561,909      $ 31,310,802      $ 32,749,297
                               ============      ============      ============

   The accompanying notes are an integral part of these fincial statements.

                                     15

                  SCHEDULE OF INVESTMENTS DECEMBER 31, 1995

                                           Method of
                                       Valuation (3)       Shares         Value
                                       -------------       ------         -----

Investments in Unaffiliated Companies (9)(10) -- 10.5% of total investments

Publicly-Traded Portfolio (Common Stock unless noted otherwise)

Oil and Gas Related -- 1.1%
 CORDEX Petroleums Inc. (1)(5)
  Argentine oil and gas exploration
  Class A Common Stock . . . . . . . . . . . . (C)      4,052,080  $    381,763

Biotechnology and Healthcare Related -- 5.7%
 Alliance Pharmaceutical Corporation (1)(4). . (C)         70,000       953,750
 Magellan Health Services, Inc. (1)(2)(6). . . (C)         54,368     1,098,030
                                                                   ------------
Total Publicly-Traded Portfolio (cost: $1,140,399)                 $  2,433,543


Private Placement Portfolio (Illiquid) -- 3.7%

 CORDEX Petroleums Inc. (1)(2)(5)
  Argentine oil and gas exploration
  Special Warrants. . . . . . . . . . . . . . . (C)     1,667,000  $          0
 Exponential Business Development Company (1)(2)(4)
  Venture capital partnership focused on
     early stage companies
  Limited partnership interest. . . . . . . . . (A)       - -            25,000
 Princeton Video Image, Inc. (1)(2)(5)(7)(8)
  Real time sports and entertainment advertising
  3.8% of fully-diluted equity. . . . . . . . . (B)        24,600       615,000
  Warrants: 43,800 at $12.50 expiring 5/96;
     6,700 at $2.25 expiring 8/97 . . . . . . . (D)        50,500       699,925
                                                                   ------------
Total Private Placement Portfolio (cost: $120,500)                 $  1,339,925
                                                                   ------------

Total Investments in
    Unaffiliated Companies (cost: $1,260,899). . .                 $  3,773,468
                                                                   ------------

          The accompanying notes are an integral part of this schedule.

                                    16


                 SCHEDULE OF INVESTMENTS DECEMBER 31, 1995

                                          Method of       Shares/
                                      Valuation (3)     Principal         Value
                                      -------------     ---------         -----

Private Placement Portfolio in Non-Controlled Affiliates (9) (Illiquid) -- 22.3%

Dynecology Incorporated (1)(2)(5)(7) --
 Develops various environmental
    intellectual properties -- Option expiring
    12/13/98 to purchase at $15 per share
    135,000 shares of Common Stock equaling
    18.1% of fully-diluted equity . . . . . . . (D)       - -          $ 60,000
Gel Sciences, Inc. (1)(2)(4)(7) --
 Develops engineered response gels for
    controlled release systems --
    11.8% of fully-diluted equity
    Warrants - 72,728 at $.55 expiring 02/01/00 (A)       - -
    Common Stock. . . . . . . . . . . . . . . . (A)        41,250
    Series A Preferred Stock. . . . . . . . . . (A)        22,275
    Series B Preferred Stock. . . . . . . . . . (A)     1,181,819       676,812
Harber Brothers Productions, Inc. (1)(2)(4)(7) --
 Finances, produces and markets media
    products that combine entertainment,
    music, learning and interactivity --
    21.5% of fully-diluted equity
    Series A Voting Convertible Preferred Stock (A)       967,500       967,500
Highline Capital Management, LLC. (1)(2)(4)(7) --
 Manages third-party assets --
    24.9% of fully-diluted equity . . . . . . . (A)       - -           500,000
Intaglio, Ltd. (1)(2) --
 Manufactures and markets proprietary
    decorative tiles and signs --
    20.4% of fully-diluted equity
    Common Stock. . . . . . . . . . . . . . . . (B)       565,792     2,263,168
    Warrants at $4.00 expiring 11/28/01 . . . . (A)       166,667           167
Micracor, Inc. (1)(2)(5)(7) --
 Designs and manufactures advanced
    solid state photonic systems --
    8.9% of fully-diluted equity
    Series F Preferred Stock --
    444,444 shares and 1,199,999
    Warrants at $2.25 expiring 7/20/99. . . . . (A)       - -         1,000,000
Nanophase Technologies Corporation (1)(2)(7) --
 Manufactures and markets inorganic
    crystals of nanometric dimensions
    10.1% of fully-diluted equity
    Series D Convertible Preferred Stock. . . . (A)     1,162,204     1,162,204
PHZ Capital Partners Limited Partnership (1)(2)(4)(7)
 Manages third-party assets --
    24.9% of fully-diluted equity . . . . . . . (A)       - -           720,000
    One year 8% note due 9/22/96. . . . . . . . (A)  $    500,000       500,000
Sonex International Corporation (1)(2) --
 Manufactures and markets ultrasonic
    toothbrush for home use
    17.7% of fully-diluted equity
    Series A Non-Voting Convertible
    Preferred Stock . . . . . . . . . . . . . . (D)       588,935       146,968
    Common Stock. . . . . . . . . . . . . . . . (D)        34,000         8,485
                                                                   ------------
Total Private Placement Portfolio
    in Non-Controlled Affiliates (cost: $10,307,519)               $  8,005,304
                                                                   ============

         The accompanying notes are an integral part of this schedule.

                                     17

                 SCHEDULE OF INVESTMENTS DECEMBER 31, 1995


                                           Method of
                                       Valuation (3)       Shares         Value
                                       -------------       ------         -----

Private Placement Portfolio in Controlled Affiliates (9) (Illiquid) -- 11.1%

nFX Corporation (1)(2)(5)(7) --
 Develops neural-network software
    37.4% of fully-diluted equity
    Series A Voting Convertible
    Preferred Stock . . . . . . . . . . . . . . (B)     1,294,288  $  2,888,980
    Series B Non-Voting Convertible
    Preferred Stock . . . . . . . . . . . . . . (B)       492,800     1,099,979
                                                                   ------------
Total Private Placement Portfolio
   in Controlled Affiliates (cost: $2,096,720)                     $  3,988,959
                                                                   ------------

U.S. Government Obligations -- 56.1%

U.S. Treasury Bill dated 7/27/95 due date
   01/25/96 -- 4.3% yield . . . . . . . . . . . (A)                $  2,349,377
U.S. Treasury Bill dated 08/17/95 due date
   02/15/96 -- 5.4% yield . . . . . . . . . . . (A)                   5,623,636
U.S. Treasury Bill dated 09/14/95 due date
   03/14/96 -- 5.4% yield . . . . . . . . . . . (A)                     973,660
U.S. Treasury Bill dated 10/12/95 due date
   04/11/96 -- 5.5% yield . . . . . . . . . . . (A)                   1,266,254
U.S. Treasury Bill dated 05/04/95 due date
   05/02/96 -- 6.0% yield . . . . . . . . . . . (A)                   4,728,071
U.S. Treasury Bill dated 12/21/95 due date
   06/20/96 -- 5.2% yield . . . . . . . . . . . (A)                   2,048,667
U.S. Treasury Bill dated 06/29/95 due date
   06/27/96 -- 5.0% yield . . . . . . . . . . . (A)                   3,171,893
                                                                   ------------
Total Investments in U.S. Government Obligations
   (cost: $20,161,558). . . . . . . . . . . . . .                  $ 20,161,558
                                                                   ------------

 Total Investments -- 100% (cost: $33,826,696). .                  $ 35,929,289
                                                                   ============

          The accompanying notes are an integral part of this schedule.

                                    18


                  SCHEDULE OF INVESTMENTS DECEMBER 31, 1995

Notes to Schedule of Investments

(1) Represents a non-income producing security. Equity investments that have not paid dividends within the last twelve months are considered to be non-income producing.
(2)  Legal restrictions on sale of investment.
(3) See Footnote to Schedule of Investments for a description of the Method of Valuation A to L.
(4) These investments were made during 1995. Accordingly, the amounts shown on the schedule represent the gross additions in 1995.
(5) No activity occurred in these investments during the year ended December 31, 1995.
(6) Formerly named National Mentor Holding Corp., Magellan Health Services, Inc. was later acquired by Charter Medical Corporation, which subsequently changed its name to Magellan Health Services, Inc.
(7) These investments are in development stage companies. A development stage company is defined as a company that is devoting substantially all of its efforts to establishing a new business, and either has not yet commenced its planned principal operations or has commenced such operations but has not realized significant revenue from them.
(8)  Formerly Princeton Electronic Billboard, Inc.
(9) Investments in unaffiliated companies consist of investments where the Company owns less than 5% of the investee company. Investments in non-controlled affiliated companies consist of investments where the Company owns more than 5% but less than 25% of the investee company. Investments in controlled affiliated companies consist of investments where the Company owns more than 25% of the investee company.
(10) The aggregate cost for federal income tax purposes of investments in unaffiliated companies is $1,368,576. The gross unrealized appreciation based on tax cost for these securities is $2,521,205. The gross unrealized depreciation on the cost for these securities is $116,313.
(11) The percentage ownership of each investee disclosed in the Schedule of Investments expresses the potential common equity interest in each such investee. The calculated percentage represents the amount of issuer's common stock the Company owns or can acquire as a percentage of the issuer's total outstanding common stock plus common shares reserved for issued and outstanding warrants, convertible securities and stock options.

     The accompanying notes are an integral part of this financial schedule.

                                      19


                      FOOTNOTE TO SCHEDULE OF INVESTMENTS



ASSET VALUATION POLICY GUIDELINES

    The Company's investments can be classified into five broad categories for valuation purposes:

    1)   EQUITY-RELATED SECURITIES

    2) INVESTMENTS IN INTELLECTUAL PROPERTY OR PATENTS OR RESEARCH AND DEVELOPMENT IN TECHNOLOGY OR PRODUCT DEVELOPMENT

    3)   LONG-TERM FIXED-INCOME SECURITIES

    4)   SHORT-TERM FIXED-INCOME INVESTMENTS

    5)   ALL OTHER INVESTMENTS

    The Investment Company Act of 1940 (the "1940 Act") requires periodic valuation of each investment in the Company's portfolio to determine net asset value. Under the 1940 Act, unrestricted securities with readily available market quotations are to be valued at the current market value; all other assets must be valued at "fair value" as determined in good faith by or under the direction of the Board of Directors.

    The Company's Board of Directors is responsible for 1) determining overall valuation guidelines and 2) ensuring the valuation of investments within the prescribed guidelines.

    The Company's Investment and Valuation Committee, comprised of at least three or more Board members, is responsible for reviewing and approving the valuation of the Company's assets within the guidelines established by the Board of Directors.

    Fair value is generally defined as the amount that an investment could be sold for in an orderly disposition over a reasonable time. Generally, to increase objectivity in valuing the assets of the Company, external measures of value, such as public markets or third-party transactions, are utilized whenever possible. Valuation is not based on long-term work-out value, nor immediate liquidation value, nor incremental value for potential changes that may take place in the future.

    Valuation assumes that, in the ordinary course of its business, the Company will eventually sell its investment.

                                     20

    The Company's valuation policy with respect to the five broad investment categories is as follows:

EQUITY-RELATED SECURITIES

    Equity-related securities are carried at fair value using one or more of the following basic methods of valuation:

    A. Cost: The cost method is based on the original cost to the Company. This method is generally used in the early stages of a company's development until significant positive or negative events occur subsequent to the date of the original investment that dictate a change to another valuation method. Some examples of such events are: 1) a major recapitalization; 2) a major refinancing; 3) a significant third-party transaction; 4) the development of a meaningful public market for the company's common stock; 5) significant positive or negative changes in the company's business.

    B. Private Market: The private market method uses actual third-party transactions in the company's securities as a basis for valuation, using actual, executed, historical transactions in the company's securities by responsible third parties. The private market method may also use, where applicable, unconditional firm offers by responsible third parties as a basis for valuation.

    C.  Public Market:   The public market method is used when there is an
established public market for the class of the company's securities held by the Company. The Company discounts market value for securities that are subject to significant legal, contractual or practical restrictions, including large blocks in relation to trading volume. Other securities, for which market quotations are readily available, are carried at market value as of the time of valuation.

    Market value for securities traded on securities exchanges or on the NASDAQ National Market System is the last reported sales price on the day of valuation. For other securities traded in the over-the-counter market and listed securities for which no sale was reported on that day, market value is the mean of the closing bid price and asked price on that day.

    This method is the preferred method of valuation when there is an established public market for a company's securities, as that market provides the most objective basis for valuation.

    D. Analytical Method: The analytical method is generally used to value an investment position when there is no established public or private market in the company's securities or when the factual information available to the Company dictates that an investment should no longer be valued under either the cost or private market method. This valuation method is inherently imprecise and ultimately the result of reconciling the judgments of the Company's Investment and Valuation Committee members, based on the data available to them. The resulting valuation, although stated as a precise number, is necessarily within a range of values that vary depending upon the significance attributed to the various factors being considered. Some of the factors considered may include the financial condition and operating results of the company, the long-term potential of the business of the company, the values of similar securities issued by companies in similar businesses, the proportion of the company's securities owned by the Company and the nature of any rights to require the company to register restricted securities under applicable securities laws.

                                     21

INVESTMENTS IN INTELLECTUAL PROPERTY OR PATENTS OR RESEARCH AND
DEVELOPMENT IN TECHNOLOGY OR PRODUCT DEVELOPMENT

    Such investments are carried at fair value using the following basic methods of valuation:

    E. Cost: The cost method is based on the original cost to the Company. Such method is generally used in the early stages of commercializing or developing intellectual property or patents or research and development in technology or product development until significant positive or adverse events occur subsequent to the date of the original investment that dictate a change to another valuation method.

    F. Private Market: The private market method uses actual third-party investments in intellectual property or patents or research and development in technology or product development as a basis for valuation, using actual executed historical transactions by responsible third parties. The private market method may also use, where applicable, unconditional firm offers by responsible third parties as a basis for valuation.

    G. Analytical Method: The analytical method is used to value an investment after analysis of the best available outside information where the factual information available to the Company dictates that an investment should no longer be valued under either the cost or private market method. This valuation method is inherently imprecise and ultimately the result of reconciling the judgments of the Company's Investment and Valuation Committee members. The resulting valuation, although stated as a precise number, is necessarily within a range of values that vary depending upon the significance attributed to the various factors being considered. Some of the factors considered may include the results of research and development, product development progress, commercial prospects, term of patent and projected markets.


LONG-TERM FIXED-INCOME SECURITIES

    H. Fixed-Income Securities for which market quotations are readily available are carried at market value as of the time of valuation using the most recent bid quotations when available.

    Securities for which market quotations are not readily available are carried at fair value using one or more of the following basic methods of valuation:

    I. Fixed-Income Securities are valued by independent pricing services that provide market quotations based primarily on quotations from dealers and brokers, market transactions, and other sources.

    J. Other Fixed-Income Securities that are not readily marketable are valued at fair value by the Investment and Valuation Committee.

                                    22

SHORT-TERM FIXED-INCOME INVESTMENTS

    K. Short-Term Fixed-Income Investments are valued at market value at the time of valuation. Short-term debt with remaining maturity of 60 days or less is valued at amortized cost.


ALL OTHER INVESTMENTS

    L. All Other Investments are reported at fair value as determined in good faith by the Investment and Valuation Committee.

    The reported values of securities for which market quotations are not readily available and for other assets reflect the Investment and Valuation Committee's judgment of fair values as of the valuation date using the outlined basic methods of valuation. They do not necessarily represent an amount of money that would be realized if the securities had to be sold in an immediate liquidation. The Company makes many of its portfolio investments with the view of holding them for a number of years, and the reported value of such investments may be considered in terms of disposition over a period of time. Thus valuations as of any particular date are not necessarily indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of investments held.

                                    23


NOTES TO FINANCIAL STATEMENTS


NOTE 1.  THE COMPANY

    Harris & Harris Group, Inc. (the "Company") is a venture capital investment company operating as a business development company ("BDC") under the Investment Company Act of 1940 ("1940 Act"). A BDC is a specialized type of investment company under the 1940 Act. The Company operates as an internally managed investment company whereby its officers and employees, under the general supervision of its Board of Directors, conduct its operations.

    The Company elected to become a BDC on July 26, 1995, after receiving the necessary approvals. From July 31, 1992 until the election of BDC status, the Company operated as a closed-end, non-diversified, investment company under the 1940 Act. Upon commencement of operations as an investment company, the Company revalued all of its assets and liabilities at fair value as defined in the 1940 Act. Prior to such time, the Company was registered and filed under the reporting requirements of the Securities and Exchange Act of 1934 as an operating company and, while an operating company, operated directly and through subsidiaries.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed in the preparation of the financial statements:

        Portfolio Investment Valuations. Investments are stated at "fair value" as defined in the 1940 Act and in the applicable regulations of the Securities and Exchange Commission. All assets are valued at fair value as determined in good faith by, or under the direction of, the Board of Directors. See the Asset Valuation Policy Guidelines in the Footnote to Schedule of Investments.

        Securities Transactions. Securities transactions are accounted for on the date the securities are purchased or sold (trade date); dividend income is recorded on the ex-dividend date; and interest income is accrued as earned. Realized gains and losses on investment transactions are determined on the first-in, first-out basis for financial reporting and tax basis.

        Income Taxes. The Company records income taxes using the liability method in accordance with the provision of Statement of Financial Accounting Standards No. 109. Accordingly, deferred tax liabilities have been established to reflect temporary differences between the recognition of income and expenses for financial reporting and tax purposes, the most significant difference of which relates to the Company's unrealized appreciation on investments.

        Reclassifications. Certain reclassifications have been made to the December 31, 1993 and December 31, 1994 financial statements to conform to the December 31, 1995 presentation.

        Estimates by Management. The preparation of the financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31,1995 and 1994, and the reported amounts of revenues and expenses for the three years then ended. Actual results could differ from these estimates.

                                   24

NOTE 3.  STOCK OPTION PLAN AND WARRANTS OUTSTANDING

    On August 3, 1989, the shareholders of the Company approved the 1988 Long Term Incentive Compensation Plan. On June 30, 1994, the shareholders of the Company approved various amendments to the 1988 Long Term Incentive Compensation Plan: 1) to conform to the provisions of the Business Development Company regulations under the 1940 Act, which allow for the issuance of stock options to qualified participants; 2) to increase the reserved shares under the amended plan; 3) to call the plan the 1988 Stock Option Plan, as Amended and Restated (the "1988 Plan"); and 4) to make various other amendments. On October 20, 1995, the shareholders of the Company approved an amendment to the 1988 Plan authorizing automatic 20,000 share grants of non-qualified stock options to newly elected non-employee directors of the Company. This amendment is subject to the receipt of an exemptive order from the Securities and Exchange Commission which is presently pending.

    Under the 1988 Plan, the number of shares of common stock of the Company reserved for issuance is equal to 20 percent of the outstanding shares of common stock of the Company at the time of grant. However, so long as warrants, options, and rights issued to persons other than the Company's directors, officers, and employees at the time of grant remain outstanding, the number of reserved shares under the 1988 Plan may not exceed 15 percent of the outstanding shares of common stock of the Company at the time of grant, subject to certain adjustments.

    At December 31, 1995, there were 2,066,780 shares of common stock reserved for the issuance of stock option awards under the Amended 1988 Plan, of which 1,393,763 were subject to outstanding options and warrants and 673,017 were available for future awards.

   The 1988 Plan provides for the issuance of incentive stock options and non-qualified stock options to eligible employees as determined by the Compensation Committee of the Board (the "Committee"), which is composed of four non-employee directors. The Committee also has the authority to construe and interpret the 1988 Plan; to establish rules for the administration of the 1988 Plan; and, subject to certain limitations, to amend the terms and conditions of any outstanding awards. Options may be exercised for up to 10 years from the date of grant at prices not less than the fair market value of the Company's common stock at the date of grant. The 1988 Plan provides that payment by the optionee upon exercise of an option may be made using cash or Company stock held by the optionee.

                                    25

   The following table summarizes changes in outstanding stock options under the 1988
Plan:

                                                       Option Exercise
                                  Number of Shares     Price Per Share
                                  ----------------     ---------------

Outstanding at December 31, 1994           678,102    $1.1875 - $3.750
Issued                                     742,000    $5.3750 - $5.750
Canceled                                         0                   0
Exercised                                  370,102    $1.2500 - $2.500
                                         ---------

Outstanding at December 31, 1995         1,050,000    $1.1875 - $5.750
                                         =========

    On June 30, 1995, pursuant to the 1988 Plan, the Company issued 136,454 common shares under two restricted stock awards, that vested on such date, net of shares withheld to fulfill tax obligations.

    During 1995, the Chairman of the Company exercised a total of 173,349 stock options, at an average price of $1.87, by exchanging 64,703 shares of the Company's stock owned by him.

    As of December 31, 1995, there were outstanding warrants to purchase 343,763 shares of common stock at a price of $2.0641 per share expiring in 1999.


NOTE 4.  CAPITAL STOCK TRANSACTIONS

    On May 18, 1995, the Company completed a $5,000,001 private placement to subsidiaries of American Bankers Insurance Group of 1,075,269 unregistered shares of its common stock at $4.65 per share, which was the average closing price of Harris & Harris Group on the NASDAQ National Market System during the prior ten trading days. As part of the transaction, American Bankers has been granted certain registration rights and has executed a standstill agreement.


NOTE 5.  EMPLOYEE BENEFITS

    As of August 15, 1990, the Company entered into non-competition, employment and severance contracts with its Chairman, Charles E. Harris, and with its Executive Vice President, C. Richard Childress, pursuant to which they are to receive compensation in the form of salaries and other benefits. These contracts were amended on June 30, 1992, January 3, 1993, and June 30, 1994. The term of the contracts expires on December 31, 1999.

    Base salaries are to be increased annually to reflect inflation and in addition may be increased by such amounts as the Compensation Committee of the Board of Directors of the Company deems appropriate.

                                    26

    In addition, Messrs. Harris and Childress would be entitled, under certain circumstances, to receive severance pay under the employment and severance contracts.

    As of January 1, 1989, the Company adopted an employee benefits program covering substantially all employees of the Company under a 401(k) Plan and Trust Agreement. During 1995, contributions to the plan that have been charged to operations totaled $46,283.

    On June 30, 1994, the Company adopted a plan to provide medical and health coverage for retirees, their spouses and dependents who, at the time of their retirement, have ten years of service with the Company and have attained 50 years of age or have attained 45 years of age and have 15 years of service with the Company. The coverage is secondary to any government provided or subsequent employer provided health insurance plans. Based upon actuarial estimates, the Company provided an original reserve of $176,520 that was charged to operations for the period ending June 30, 1994. During 1995, the Company expensed $16,965 and $13,145 for the plan's service cost and interest expense, respectively. As of December 31, 1995, the Company had a reserve of $206,630 for the plan.


NOTE 6.  INCOME TAXES

    The Company has not elected tax treatment available to regulated investment companies under Subchapter M of the Internal Revenue Code. Accordingly, for federal and state income tax purposes, the Company is taxed at statutory corporate rates on its income, which enables the Company to offset any future net operating losses against prior years' net income. The Company may carry back operating losses against net income three years and carry forward such losses fifteen years.

    For the years ended December 31, 1995, 1994 and 1993, the Company's income tax (benefit) provision was allocated as follows:

                                             1995           1994           1993

Investment Operations. . . . . . . . .$  (597,215)  $ (1,265,648)  $   (983,804)
Realized (loss) gain on investments. .    738,419       (168,252)    12,282,824
Increase (decrease) in unrealized
   appreciation on investments . . . .     85,195       (256,694)    (5,940,979)
                                      -----------   ------------   ------------
Total income tax (benefit) provision .$   226,399   $ (1,690,594)  $  5,358,041
                                      ===========   ============   ============

The above tax (benefit) provision consists of the following:

Current -- Federal . . . . . . . . . .$   (38,319)  $ (1,281,939)  $ 10,998,237
Deferred -- Federal. . . . . . . . . .    264,718       (408,655)    (5,640,196)
                                      -----------   ------------   ------------
Total income tax (benefit) provision .$   226,399   $ (1,690,594)  $  5,358,041
                                      ===========   ============   ============

                                     27

    The Company's deferred tax liability at December 31, 1995 and 1994 consist of the following:

                                                            1995           1994

Unrealized appreciation on investments                 $ 698,250      $ 613,055
Restricted Stock                                               0       (192,992)
Medical retirement benefits                              (72,320)       (61,782)
Other                                                    (75,300)       (49,130)
                                                       ---------      ---------
Net deferred income tax liability                      $ 550,630      $ 309,151
                                                       =========      =========


NOTE 7.  COMMITMENTS AND CONTINGENCIES

    During 1993, the Company signed a ten-year lease with sublet provisions for office space. Rent expense under this lease for the year ended December 31, 1995, was $124,713. Future minimum lease payments in each of the following years are: 1996 -- $154,203; 1997 -- $164,484; 1998 -- $168,768; 1999 --
$176,030; 2000 -- $178,560; thereafter $459,067.

    The Company has guaranteed a three-year lease obligation of approximately $21,000 per annum for the office space of one of its investees, Highline Capital Management LLC.

    In December 1993, the Company and MIT announced the establishment by the Company of the Harris & Harris Group Senior Professorship at MIT. Prior to the arrangement for the establishment of this Professorship, the Company had made gifts of stock in start-up companies to MIT. These gifts, together with the contribution of $700,000 in cash in 1993, which was expensed by the Company in 1993, were used to establish this named chair.

    The Company contributed to MIT securities with a cost basis of $3,280, $20,000 and $20,000 in 1993, 1994, and 1995, respectively. These contributions will be applied to the MIT Pledge at their market value at the time the shares become publicly traded or otherwise monetized in a commercial transaction and are free from restriction as to sale by MIT.

    At December 31, 1995, the Company would have to fund additional cash and/or property that would have to be valued at a total of $756,720 by December, 1998, in order for the Senior Professorship to become permanent.

                                     28


SELECTED PER SHARE DATA AND RATIOS

Per share operating performance:

                         Year Ended    Year Ended    Year Ended 3 Months Ended
                           December      December      December       December
                           31, 1995      31, 1994      31, 1993       31, 1992
                         ----------    ----------    ---------- --------------

Net asset value,
   beginning of period $       3.43  $       3.66  $       2.71   $       2.90

 Net operating loss           (0.11)        (0.25)        (0.19)         (0.02)
 Net realized gain (loss)      0.14          0.01          2.75          (0.02)
 Net decrease in
    unrealized
    appreciation as a
    result of sales           (0.01)        (0.11)        (1.78)         (0.01)
 Net increase (decrease)
    in unrealized
    appreciation on
    investments held           0.03          0.01          0.25          (0.14)
 Net increase (decrease)
    from capital stock
    transactions               0.06          0.11         (0.08)             0
                       ------------  ------------  ------------   ------------
Net asset value,
   end of period       $       3.54  $       3.43  $       3.66   $       2.71
                       ============  ============  ============   ============

Market value per share,
   end of period       $      7.875  $      6.375  $      8.250   $      4.375

Deferred income tax
   per share           $      0.050  $      0.030  $      0.080   $      0.760

Ratio of expenses to
   average net assets           8.3%         13.6%         11.3%           2.0%

Ratio of net operating
   loss to average
   net assets                   3.2%          7.1%          6.0%           6.7%


Investment return based on:
Stock price                    23.5%        (22.7)%        88.6%          49.0%
Net asset value                 3.2%         (6.3)%        35.0%          (6.5)%


Portfolio turnover             51.2%        136.4%        118.1%           8.7%


Net assets,
   end of period       $ 36,561,909  $ 31,310,802  $ 32,749,297    $ 22,653,343


Number of shares
   outstanding           10,333,902     9,136,747     8,944,828       8,350,999


          The accompanying notes are an integral part of this schedule.

                                     29


                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To Harris & Harris Group, Inc.:

         We have audited the accompanying statement of assets and liabilities of Harris & Harris Group, Inc. (a New York corporation) as of December 31, 1995 and 1994, including the schedule of investments as of December 31, 1995, and the related statements of operations, cash flows and changes in net assets for the three years ended December 31, 1995, and the selected per share data and ratios for each of the three years ended December 31, 1995 and the period from commencement of investment company operations (October 1, 1992) to December 31, 1992. These financial statements and selected per share data and ratios are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and selected per share data and ratios based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and selected per share data and ratios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995 and 1994, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the financial position of Harris & Harris Group, Inc. as of December 31, 1995 and 1994, the results of its operations, its cash flows and the changes in its net assets for the three years ended December 31, 1995, and the selected per share data and ratios for each of the three years ended December 31, 1995 and the three month period ended December 31, 1992, in conformity with generally accepted accounting principles.

         As discussed in Note 2, the financial statements include investment securities valued at $13,334,188 (35.5 percent of total assets), whose values have been estimated by the Board of Directors in the absence of readily ascertainable market values. We have reviewed the procedures used by the Board of Directors in arriving at its estimate of value of such securities and have inspected the underlying documentation, and in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.


                                          Arthur Andersen LLP
New York, New York
February 6, 1996

                                    30

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   CONDITION AND RESULTS OF OPERATIONS


Statement of  Operations

    The Company accounts for its operations under Generally Accepted Accounting Principles for investment companies. On this basis, the principal measure of its financial performance is captioned "Net increase (decrease) in net assets from operations," which is the sum of three elements. The first element is "Net operating loss," which is the difference between the Company's income from interest, dividends, and fees and its operating expenses, net of applicable income taxes (or credit). The second element is "Net realized gain (loss) on investments," which is the difference between the proceeds received from dispositions of portfolio securities and their stated cost, net of applicable income taxes (or credit). These two elements are combined in the Company's financial statements and reported as "Net realized income (loss)." The third element, "Net increase (decrease) in unrealized appreciation on investments," is the net change in the fair value of the Company's investment portfolio, net of increase (decrease) in deferred income taxes that would become payable if the unrealized appreciation were realized through the sale or other disposition of the investment portfolio.

    "Net realized gain (loss) on investments" and "Net increase (decrease) in unrealized appreciation on investments" are directly related in that when a security is sold to realize a gain (loss), net unrealized appreciation decreases (increases) and net realized gain increase (decreases).


Financial Condition

    The Company's total assets and net assets were, respectively, $37,524,555 and $36,561,909 at December 31, 1995 versus $32,044,073 and $31,310,802 at
December 31, 1994. Net asset value per share was $3.54 at December 31, 1995, and $3.43 at December 31, 1994.

    The Company's financial condition is dependent on the success of its investments. The Company has invested and expects to continue to invest a substantial portion of its assets in private development stage or start-up companies. These private businesses tend to be thinly capitalized, unproven, small companies that lack management depth and have not attained profitability or have no history of operations. At December 31, 1995, 36 percent of the Company's $37 million in total assets consisted of investments at fair value in private businesses, of which net unrealized appreciation was $0.8 million. At December 31, 1994, 35 percent of the Company's $32 million in total assets consisted of investments at fair value in private businesses, of which net unrealized appreciation was $2.1 million. The Company's total investment portfolio also includes cash and marketable securities.

                                    31


     A summary of the Company's investment portfolio is as follows:

                              December 31, 1995        December 31, 1994

Investments, at cost               $ 33,826,696             $ 24,175,624
Unrealized appreciation               2,102,593                1,859,179
                                   ------------             ------------
Investments, at fair value         $ 35,929,289             $ 26,034,803
                                   ============             ============


    Following an initial investment in a private company, the Company may make additional investments in such investee in order to increase its ownership percentage, to exercise warrants or options that were acquired in a prior financing, to preserve the Company's proportionate ownership in a subsequent financing or in an attempt to preserve or enhance the value of the Company's investment. Such additional investments are referred to as "follow-on" investments. There can be no assurance that the Company will make follow-on investments or have sufficient funds to make additional investments. The failure to make such follow-on investments could jeopardize the viability of the investee company and the corresponding value of the Company's investment in it. Such failure to invest could also result in a missed opportunity for the Company to participate to a greater extent in an investee's successful operations. The Company attempts to maintain adequate liquid capital to make follow-on investments in its private investee portfolio companies. The
Company may elect not to make a follow-on investment either because it does not want to increase its concentration of risk or because it prefers other opportunities, even though the follow-on investment opportunity appears attractive.

     The following table is a summary of the cash investment changes in the Company's private placement portfolio during the year ended December 31, 1995:


                                                        Amount
     Harber Brothers Productions, Inc. (1)         $   967,500
     Gel Sciences, Inc. (1)(2)                         676,812
     Highline Capital Management, LLC. (1)             500,000
     Intaglio, Ltd. (2)                                209,836
     Nanophase Technologies Corporation (2)            662,204
     PHZ Capital Partners Limited Partnership (1)    1,220,000
                                                   -----------
                                                   $ 4,236,352
                                                   ===========

<F1>
(1) New investee company
<F2>
(2) Addition to existing investment in an investee company

                                    32


Results of Operations

Investment Income and Expenses:

    The Company's principal objective is to achieve capital appreciation. Therefore, a significant portion of the investment portfolio is structured to maximize the potential for capital appreciation and provides little or no current yield in the form of dividends or interest. The Company does earn interest income from fixed-income investments. The amount of interest income varies based upon the average level of cash funds invested during the year and fluctuations in interest rates. The Company had interest income of $999,869 in 1995, $719,293 in 1994 and $276,059 in 1993. The Company also receives consulting and administrative fees from certain portfolio companies which totaled $88,209 in 1995.

    Operating expenses were $2,806,141 in 1995, $4,364,806 in 1994 and
$3,052,379 in 1993. Operating expenses in 1994 included sign-up bonuses totaling $1,000,000 to two executives hired by the Company. Most of the Company's operating expenses are related to employee and director compensation, office expenses and legal and accounting fees.

    Net operating losses before taxes were $1,696,624, in 1995, $3,544,530 in 1994 and $2,598,429 in 1993. The Company has in the past relied, and continues to rely to a large extent, upon proceeds from sales of investments, rather that investment income to defray a significant portion of its operating expenses. Because such sales cannot be predicted with certainty, the Company attempts to maintain adequate working capital to provide for fiscal periods when there are no such sales.


Realized Gains and Losses on Sales of Portfolio Securities:

    Net realized gain on investments before taxes was $2,109,768 in 1995, compared with a loss of $71,396 during 1994 and a gain of $35,873,394 during 1993.

    During 1995, the Company sold various publicly-traded securities, realizing a net pre-tax capital gain of $2,109,768.

    During 1994, the Company realized a net capital loss of $71,396 from the disposition of various portfolio investments.

    During 1993, the Company sold its entire interest in the public market in Molten Metal Technology, Inc., for net sales proceeds of $30,660,754 and realized a capital gain of $30,631,685. In addition, the Company realized a $4,908,908 capital gain from the disposition of its interest in Capital Trust Company, a $841,915 capital gain from the sale of its remaining equity position in Ag Services of America, Inc., and a $357,590 capital loss from the sale of other portfolio investments.

                                    33


Unrealized Appreciation and Depreciation of Portfolio Securities:

    Net unrealized appreciation on investments before taxes increased $243,414 during the year ended December 31, 1995, from $1,859,179 to $2,102,593, owing primarily to increased valuations for CORDEX Petroleums, Inc., Intaglio, Ltd., Alliance Pharmaceutical Corporation and Magellan Health Services, Inc., offset primarily by the decreased valuation of Sonex International Corporation.

    Net unrealized appreciation on investments before taxes decreased $1,142,734 during the year ended December 31, 1994, from $3,001,913 to $1,859,179, owing primarily to unrealized losses in Sonex International Corporation and Dynecology Incorporated, offset by an increase in unrealized gain in Magellan Health Services, Inc.

    Net unrealized appreciation on investments before taxes decreased $19,024,323 during the year ended December 31, 1993, from $22,026,236 to $3,001,913, owing primarily to the realization of the appreciation in Molten Metal Technology, Inc. and Capital Trust Corporation, as a result of the disposition of the Company's investments in those entities.


Liquidity and Capital Resources

    The Company reported total cash, receivables and marketable securities
(the primary measure of liquidity) at December 31, 1995 of $23,833,891 versus $20,465,118 at December 31, 1994 and $25,938,392 at December 31, 1993. The
primary factors contributing to increased liquidity include sales of illiquid venture capital investments and sales of the Company's common stock. The primary factors that reduce liquidity include purchasing venture capital securities and funding the Company's corporate overhead expenses. The Company's liquidity was increased on May 18, 1995, by a $5,000,001 private placement of 1,075,269 unregistered shares of the Company's common stock with subsidiaries of American Bankers Insurance Group, Inc. Management believes that its cash, receivables and marketable securities provide it with sufficient liquidity for its operations.

                                    34


Risks

    Pursuant to Section 64(b)(1) of the Investment Company Act of 1940, a Business Development Company is required to describe the risk factors involved in an investment in the securities of such company due to the nature of the company's investment portfolio. There are significant risks inherent in the registrant's venture capital business. The Company has invested and will continue to invest a substantial portion of its assets in private development stage or start-up companies. These private businesses tend to be thinly capitalized, unproven, small companies that lack management depth and have not attained profitability or have no history of operations. Because of the speculative nature and the lack of a public market for these investments, there is significantly greater risk of loss than is the case with traditional investment securities. The Company expects that some of its venture capital investments will be a complete loss or will be unprofitable and that some will appear to be likely to become successful but never realize their potential.
The Company has been and will continue to be risk seeking rather than risk averse in its approach to venture capital and other investments. Neither the Company's investments nor an investment in the Company is intended to constitute a balanced investment program. The Company does not currently pay, or intend to pay cash dividends. The Company has in the past relied and continues to rely to a large extent upon proceeds from sales of investments rather than investment income to defray a significant portion of its operating expenses.

                                     35



                          SHAREHOLDER INFORMATION


Stock Transfer Agent

     The Bank of New York, 101 Barclay Street, Suite 22W, New York, New York 10286 (Telephone (800) 524-4458, Attention: Ms. Diane Ajjan) serves as transfer agent for the Company's common stock. Certificates to be transferred should be mailed directly to the transfer agent, preferably by registered mail.

Market Prices

     The Company's common stock is traded on the NASDAQ National Market System under the NASDAQ symbol "HHGP." The following table sets forth the range of the high and low selling price of the Company's shares during each quarter of the last two years, as reported by the National Association of Securities Dealers, Inc.


    1995 Quarter Ending                       Low         High

    March 31                               $4.875       $6.375
    June 30                                $4.375       $5.125
    September 30                           $4.625       $5.875
    December 31                            $4.375       $8.125

    1994 Quarter Ending                       Low         High

    March 31                               $7.000       $8.875
    June 30                                $5.500       $7.875
    September 30                           $5.125       $7.125
    December 31                            $5.125       $6.500


Shareholders

    As of February 27, 1996, there were approximately 181 holders of record of the Company's common stock which, the Company has been informed, hold the Company's common stock for approximately 2,000 beneficial owners.

Annual Meeting

     The Annual Meeting of Shareholders of Harris & Harris Group, Inc., will be held on Thursday, April 11, 1996, at 2:00 p.m. at the Princeton Club, 15 West 43rd Street, New York, New York.

                                    36


            HARRIS & HARRIS GROUP, INC. OFFICERS AND DIRECTORS


OFFICERS

* Charles E. Harris, Chairman and Chief Executive Officer. For additional information about Mr. Harris, please see the Directors' biographical information section below.

    Robert B. Schulz, age 38, joined the Company, in March 1994, as President and Chief Operating Officer and has served as Chief Compliance Officer since November 1994. From 1984, until joining the Company, he was employed by CS First Boston Corporation, most recently as a Director in the Insurance Group. Mr. Schulz received his M.B.A. degree from Columbia University in 1983. Prior to attending Columbia University, he was employed as a research engineer in the Alternate Energy Group of Chevron Research Company and as a project manager in Dynecology, Incorporated, a high-technology, family-owned engineering research firm. He graduated from the Massachusetts Institute of Technology in 1979 with his B.S. and M.S. degrees in chemical engineering.

    C. Richard Childress, age 44, has served as Executive Vice President of the Company since February 1994 and as Chief Financial Officer since June 1994. Mr. Childress has served in various executive capacities as a senior officer of the Company since February 1986. He served as managing general partner of Consolidating Banks Fund, an investment partnership, from December 1983 to December 1985, before joining the Company. In addition to such duties, he was
self-employed as a consultant from January 1983 to February 1986.   He is a
certified public accountant and began his career with Coopers & Lybrand. He received his undergraduate degree from Northern Arizona University.

    David C. Johnson, Jr., age 39, joined the Company in February 1994, as a Senior Vice President and has served as Executive Vice President since January 1995. From 1984, until joining the Company, Mr. Johnson served as a Vice President of Salomon Brothers Inc. He received his M.B.A. from The Darden School at the University of Virginia in 1984 and his undergraduate degree from the University of North Carolina at Chapel Hill in 1978.

    Rachel M. Pernia, age 36, has served since January 1992 as a Vice
President and Controller of the Company and as Treasurer since November 1994. From 1988 until Ms. Pernia joined the Company, she was employed as Assistant Controller for Cellcom Corp. From 1985 through 1988, she was employed as a senior corporate accountant by Bristol-Myers Squibb Company. She is a graduate of Rutgers University and is a certified public accountant.

    Susan Neissa-Carey, age 23, has served as Secretary of the Company since July 1995. Ms. Carey joined the Company in January of 1995. She graduated from Villanova University in 1994.

                                    37


DIRECTORS

    Dr. C. Wayne Bardin, age 61, was elected to the Company's Board of Directors in December 1994. Dr. Bardin's professional appointments have included: Vice President, The Population Council; Professor of Medicine, Chief of the Division of Endocrinology, The Milton S. Hershey Medical Center of Pennsylvania State University; and Senior Investigator, Endocrinology Branch, National Cancer Institute. Dr. Bardin also serves as a consultant to several pharmaceutical companies. He has directed basic and clinical research leading to over 450 publications and patents. He has negotiated 15 licensing and manufacturing agreements. He is currently directing clinical R&D under 18 INDs filed with the U.S. FDA. Dr. Bardin has been appointed to the editorial boards of 15 journals. He has also served on national and international committees and boards for NIH, WHO, The Ford Foundation, and numerous scientific societies. Dr. Bardin received a B.A. from Rice University; a M.S. and M.D. from Baylor University and a Ph.D. from the University of Caen.

    G. Morgan Browne, age 60, was elected to the Company's Board of Directors in June 1992. Since 1985, Mr. Browne has been Administrative Director of the Cold Spring Harbor Laboratory, a not-for-profit institution that conducts research and education programs in the fields of molecular biology and genetics. In prior years, he was active in the management of numerous scientifically-based companies as an individual consultant or as an associate of Laurent Oppenheim Associates, Industrial Management Consultants. He is a director of Oncogene Science, Inc. (principally engaged in drug discovery based on gene transcription), a director of the New York Biotechnology Association, and a director and Treasurer of the Long Island Research Institute. He is a graduate of Yale University and attended New York University Graduate School of Business.

    Harry E. Ekblom, age 67, has been a director of the Company since 1984. Mr. Ekblom currently serves as Vice Chairman of A.T. Hudson & Co., Inc. and President of Harry E. Ekblom & Co., Inc., each of which is engaged in the business of management consulting. He became President of Harry E. Ekblom & Co., Inc. in 1984 and joined A.T. Hudson in March 1985. Before 1984, he was employed by European American Bank as the Chairman of its Board of Directors and Chief Executive Officer. Mr. Ekblom is a director of Pan Energy Corp. (principally engaged in interstate transmission of natural gas) and The Commercial Bank of New York. He is a graduate of Columbia College and the New York University School of Law, a member of the New York Bar, and holds honorary degrees from Hofstra University and Pace University.

* Charles E. Harris, age 53, has been a director of the Company and Chairman of its Board of Directors since April 1984. He has served as Chief Executive Officer of the Company since July 1984. From April 1990 to August 1991, he served as Chairman of publicly-owned Ag Services of America, Inc., in which the Company then held an equity interest. From its formation in November 1989 until June 1990, he served as Chairman and Chief Executive Officer of publicly-owned Molten Metal Technology, Inc., which the Company co-founded and in which the Company then held an equity interest. From July 1986 to January 1989, he served as Chairman of publicly-owned Re Capital Corporation, which the Company founded and in which the Company then held an equity interest. From July 1984 to July 1985, he served as a director and was the control person of publicly-owned Alliance Pharmaceutical, which the Company founded and in which the Company then held an equity interest. Prior to 1984, he was Chairman of Wood, Struthers and Winthrop Management Corp., the investment advisory subsidiary of Donaldson, Lufkin & Jenrette. Mr. Harris was a member of the Advisory Panel for the Congressional Office of Technology Assessment. He is a graduate of Princeton University and the Columbia University Graduate School of Business.

                                     38

    Charles F. Hays, age 49, joined the Board as a director in March 1995. Since 1993, Mr. Hays has been Senior Vice President, Chief Financial and Administrative Officer of Mid Ocean Reinsurance Company Ltd. His positions have included: Managing Director & Chief Financial and Administrative Officer of Marsh & McLennan, Incorporated, from 1984 to 1993; Vice President and Treasurer of the Guy Carpenter & Company subsidiary of Marsh & McLennan Companies, from 1979 to 1984; Assistant Vice President of Corporate Development of Marsh & McLennan Companies, from 1977 to 1979; Assistant Treasurer of Morgan Guaranty Trust Company, from 1975 to 1977; and Deputy Director of AmerAsian Group of Companies, from 1971 to 1972. He is a graduate of the University of Kansas and Stanford University Graduate School of Business.

    Jon J. Masters, age 58, was elected to the Company's Board of Directors in February 1992. Since 1976, he has been a member of the law firm of Christy & Viener, which he co-founded. Mr. Masters is a graduate of Princeton University and Harvard Law School.

    Glenn E. Mayer, age 70, has been a director of the Company since 1981. In December 1991, Mr. Mayer joined, as a Senior Vice President, the Investment Banking division of Reich & Company. Reich & Co. is now a division of Fahnestock & Company, Inc., a member firm of the New York Stock Exchange.
For fifteen years prior to that, he was employed by Jesup & Lamont Securities Co. and its successor firms, in the Corporate Finance department. Mr. Mayer is a graduate of Indiana University.

    William R. Polk, age 67, has been a director of the Company since August 1988. For the last seven years, Mr. Polk has been an author and self-employed consultant. He is the former President of the Adlai Stevenson Institute of International Affairs, a former member of the Policy Planning Council of the United States Department of State, and a former Professor of the University of Chicago and Harvard University. Mr. Polk is a graduate of Harvard University and Oxford University.

    James E. Roberts, age 50, was elected to the Company's Board of Directors in June 1995. Since May 1995, Mr. Roberts has been Vice Chairman of Trenwick America Reinsurance Corporation. During the nine years prior to that Mr. Roberts held the following positions at Re Capital Corporation: President and Chief Executive Officer, from 1992 to 1995; President and Chief Operating Officer, 1991 to 1992; Director since 1989 and Senior Vice President, 1986 to 1991; President and Chief Executive Officer of the Company's principal operating subsidiary, Re Capital Reinsurance Company from 1991 to 1995. Mr. Roberts has also served as Senior Vice President and Chief Underwriting Officer of North Star Reinsurance Company, from 1979 to 1986; Vice President of Rollins Burdick Hunter of New York, Inc., 1977 to 1979; Secretary of American Home Assurance/National Union Insurance Group of American International Group, Inc., 1973 to 1977; and commercial casualty underwriter at Continental Insurance Company, 1972 to 1973. Mr. Roberts is a graduate of Cornell University.

* Charles E. Harris is an "interested person" of the Company, as defined in the Investment Company Act of 1940, as an owner of more than five percent of the Company's stock, as a control person and as an officer of the Company.

                                    39


                      HARRIS & HARRIS GROUP, INC.


Officers
Charles E. Harris
Chairman and Chief Executive Officer

Robert B. Schulz
President, Chief Operating Officer and Chief Compliance Officer

C. Richard Childress
Executive Vice President and Chief Financial Officer

David C. Johnson, Jr.
Executive Vice President

Rachel M. Pernia
Vice President, Treasurer and Controller

Susan Neissa-Carey
Secretary

Executive Offices
One Rockefeller Plaza
Rockefeller Center
New York, New York  10020
TEL  (212) 332-3600 / FAX (212) 332-3601

Stock Listing
NASDAQ National Market
Symbol: HHGP

Auditors
Arthur Andersen LLP

General Counsel
Skadden, Arps, Slate, Meagher & Flom

Custodian
J.P. Morgan & Co. Incorporated

Registrar and Transfer Agent
The Bank of New York